

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2023

David Aldous
Chief Executive Officer
DMC Global Inc.
11800 Ridge Parkway, Suite 300
Broomfield, CO 80021

> **Re: DMC Global Inc.**
> **Registration Statement on Form S-3**
> **Filed March 16, 2023**
> **File No. 333-270618**

Dear David Aldous:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: John Elofson